                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of November, 2001

                                 ImagicTV Inc.
                (Translation of registrant's name into English)
                       One Brunswick Square, 14th Floor
                       Saint John, New Brunswick, Canada
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X  Form 40-F ___
                                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No  X
                                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

          ImagicTV Inc.

By: /s/ Sue L. MacQuarrie
Name: Sue L. MacQuarrie
Title: Corporate Secretary
Date: December 5, 2001

                                 EXHIBIT INDEX


Exhibit                     Description of Exhibit                     Page
-------                     ----------------------                     ----

99.1                        Material Change Report                     3
99.2                        Press Release                              5

                                       2